Proskauer Rose LLP 1001 Pennsylvania Avenue, NW Suite 600 South Washington, DC 20004-2533

May 5, 2025
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549
Attention: Madeleine Joy Mateo and James Lopez
Re:    Yukon New Parent, Inc.
Registration Statement on Form S-4
Ladies and Gentlemen:
On behalf of Yukon New Parent, Inc. (the “Company”), set forth below is the Company’s response to the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in its letter dated April 11, 2025 with respect to the Company’s registration statement on Form S-4 (the “Registration Statement”). The Staff’s comment is set forth below in italics and is followed by the Company’s response. Capitalized terms used below but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement. Where revisions to the Registration Statement are referenced in the below response, such revisions have been included in the amended Registration Statement filed concurrently herewith.
1.Comment: We note that 180 Degree Capital Corp. concurrently filed a preliminary proxy statement on Schedule 14A (“Proxy Statement”). We also note our letter dated March 26, 2025 on the Registration Statement regarding the financial statements of Mount Logan Capital, Inc. Please revise the Registration Statement consistent with the comments issued on the Proxy Statement.
Response: The Company acknowledges the Staff’s comment and confirms that it has incorporated into the Registration Statement all revisions made to the Proxy Statement in response to the Staff’s comments pertaining thereto.
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If you have any questions or additional comments concerning the foregoing, please contact the undersigned by phone at 202.416.6828 or by email at jmahon@proskauer.com.
Sincerely,
/s/ John J. Mahon
John J. Mahon, Esq.
cc:     Daniel B. Wolfe / 180 Degree Capital Corp.
    Kevin M. Rendino / 180 Degree Capital Corp.
    Nikita Klassen / Mount Logan Capital Inc.
    Joshua A. Apfelroth / Proskauer Rose LLP
    Michael E. Ellis / Proskauer Rose LLP
    Kenneth E. Young / Dechert LLP
    Stephen R. Pratt / Dechert LLP

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